SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No 18)

 BLACKROCK  ADVANTAGE TERM TRUST, INC.
(BAT)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

 09247A101
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
14 Tobey Village Office Park
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 1999
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 4 pages)
There are no exhibits.









ITEM 1	Security and Issuer
		Common Stock
		Blackrock Advantage Term Trust, Inc.
		Blackrock Financial Management  L. P.
		345 Park Ave.
		31 St. floor
		New York, New York 10154
ITEM 2	Identity and Background
		a) Karpus Management, Inc. d/b/a Karpus Investment Management
		    ("KIM")
		    George W. Karpus, President, Director and Controlling Stockholder
		    JoAnn VanDegriff, Vice President and Director
		   Sophie Karpus, Director
		b) 14 Tobey Village Office park
		    Pittsford, New York 14534
		c) Principal business and occupation - Investment Management for
		    individuals, pension and profit sharing plans, corporations,
		   endowments, trust and others, specializing in conservative asset
		   management (i.e. fixed income investments).
		d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus
		    ("the Principals") or KIM has been convicted in the past five years of
		    any criminal proceeding (excluding traffic violations).
		e) During the last five years non-of the principals or KIM has been a party
		    to a civil proceeding as a result of which any of them is subject to a
		    judgment, decree or final order enjoining future violations of or
		    prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		    KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
		KIM, an independent investment advisor, has accumulated shares of BAT
		on behalf of accounts that are managed by KIM ("the Accounts") under
		limited powers of attorney.  All funds that have been utilized in making
		such purchases are from such Accounts.
ITEM 4	Purpose of Transaction
		KIM has purchased Shares for investment purposes.  Being primarily a
		fixed income manager, with a specialty focus in the closed end fund
		sector, the profile of BAT fit the investment guidelines for various
 	Accounts.  Shares have been acquired since February 8, 1995.
ITEM 5 	Interest in Securities of the Issuer
		a) As of the date of this Report, KIM owns 1,001,917 shares, which
     represents 10.53% of the outstanding Shares.   George W. Karpus,
		   (President of KIM) presently owns 3,000 shares purchased on February
		   27, 1997 at a price of $8.625 per share.  Karpus Investment Management
		   Profit Sharing Plan owns 1,000 shares purchased on June 9, 1995 at a
		   price of $8.625 per share.  None of the other Principals presently owns
		   shares.
		b) KIM has the sole power to dispose of and to vote all of such Shares
		   under limited powers of attorney.
		c) The first open market purchase occurred on February 8, 1995 as previously reported.  Open market purchases for the last 60 days for
     the Accounts.   There have been no dispositions and no acquisitions,
     other than by such open market purchases, during such period unless indicated.
Date
Shares
Price Per

Date
Shares
Price Per


Share



Share
6/1/99
2000
9.625

7/1/99
2275
9.625
6/2/99
2700
9.625

7/7/99
1000
9.625
6/3/99
800
9.625

7/8/99
9200
9.625
6/4/99
2500
9.625

7/9/99
5200
9.625
6/7/99
4200
9.625

7/15/99
-1500
9.5
6/8/99
7600
9.625

7/16/99
700
9.4375
6/9/99
4400
9.625

7/20/99
500
9.1875




7/23/99
-1500
9.3125



































  The Accounts have the right to receive all dividends from, any proceeds
		from the sale of the Shares.  KIM reserves the right to further accumulate
 	or sell shares. None of the Accounts has an interest in shares constituting
 	more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships with Respect
		to Securities of the Issuer.
		Except as described above, there are no contracts, arrangements,
 	understandings or relationships of any kind among the Principals and KIM
 	and between any of them and any other person with respect to any of BAT
 	securities.
ITEM 7	Materials to be Filed as Exhibits
	Not applicable.
Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.

August 5, 1999 				By:________________________
        Date						        Signature
 George W. Karpus, President
 Name/Title